New Pacific Metals Corp.

Treasury Offering of Common Shares

May 19, 2020

The Common Shares will be offered by way of a short form prospectus in each of the provinces of Canada, excluding Quebec. A preliminary short form prospectus containing important information relating to the Common Shares has not yet been filed with the applicable Canadian securities regulatory authorities. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this term sheet and expressed an interest in acquiring the Common Shares. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final short form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

Terms and Conditions

Issuer:	New Pacific Metals Corp. (the “Company”).

Offering:	Treasury offering of 4,238,000 common shares (“Common Shares”)

Offering Price:	C$5.90 per Common Share

Issue Amount:	C$25,004,200

Concurrent Block	Concurrent with the Offering, Pan American Silver Corp. will sell an aggregate of

Trade:

8,000,000 common shares (“Block Common Shares”) at the Offering Price (C$47,200,000) by way of a bought block trade. The completion of the Offering is not conditional upon completion of the Concurrent Block Trade.

Prospectus / Block	Investors will receive their allocated common shares as Common Shares, Block

Trade Allocation:	Common Shares, or a combination of Common Shares and Block Common Shares.

Over-Allotment Option:

The Company has granted the Underwriter an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to advance exploration and development at the Company’s wholly-owned Silver Sand project, for working capital, and for general corporate purposes.

Form of Offering:	Bought deal by way of a short-form prospectus to be filed in each of the provinces of Canada, excluding Quebec. U.S. sales by private placement via Rule 144A.

Listing:	An application will be made to list the Common Shares on the TSX Venture Exchange (the “TSXV”). The Company’s common shares are currently listed on the TSXV under the symbol “NUAG”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Underwriter:	BMO Capital Markets

Commission:	6.00%

Closing:	June 9, 2020.